Exhibit 3.27

LIMITED LIABILITY COMPANY AGREEMENT

OF

ARROW WATER, LLC

This LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) of Arrow Water, LLC (the “Company”) is made and entered into as of September 25, 2009.

WHEREAS, the Company was formed pursuant to a Certificate of Formation, dated as of September 22, 2009, which was filed for recordation in the office of the Secretary of the State of Delaware on September 22, 2009 (the “Certificate of Formation”).

WHEREAS, the undersigned, as the sole member of the Company (the “Member”), desires to enter into this Agreement to make provision for certain affairs of the Company and sole Member as set out in this Agreement.

NOW, THEREFORE, the party hereto, intending to be legally bound, hereby agrees, effective as of the date and time of the formation of the Company, as follows:

FIRST: The name of the Company is Arrow Water, LLC. The principal place of business of the Company will initially be 8801 South Yale Avenue, Suite 290, Tulsa, Oklahoma 74137.

SECOND: The business of the Company is (a) owning and operating salt water disposal wells and (b) engaging in such additional or other activities and conduct such as transactions related or incidental to the foregoing as the Member shall deem necessary or advisable, all upon the terms and conditions set forth in this Agreement. The Company shall possess and may exercise all the powers and privileges granted by the Delaware Limited Liability Company Act, as amended from time to time, any other law, or this Agreement, together with any powers incidental to those powers and privileges, insofar as those powers and privileges are necessary or convenient to the conduct, promotion, or attainment of the business purposes or activities of the Company.

THIRD: The Company shall be managed by its Member and may hire one or more employees having such titles and duties as may be specified in writing from time to time by the Member. The Member shall be deemed to be an authorized person with full power and authority to execute the Certificate of Formation and any amendments thereto.

FOURTH: The name and business address of the Member of the Company is as follows:

Name	Address

Arrow Midstream Holdings, LLC	8801 South Yale Ave., Ste. 290 Tulsa, OK 74137

FIFTH: The Company from time to time may form subsidiary limited liability companies, limited partnerships, corporations and other entities and conduct any business or acquire, hold, operate and dispose of any assets through them.

SIXTH: The Company shall continue until such time as it shall be terminated by action of the Member.

SEVENTH: There shall be no initial contribution to the capital of the Company by the Member. Any additional capital contributions of the Member shall be in such amounts as may be decided upon by the Member.

EIGHTH: The capital contribution, if any, of the Member may from time to time be returned as decided by the Member.

NINTH: The profits and losses of the Company in each year shall be allocated to the Member.

TENTH: Unless otherwise determined by the Member, the Company will not issue certificates representing interests in the Company, and interest in the Company will be uncertified. Notwithstanding the foregoing, interests in the Company shall constitute “securities” governed by Article 8 of the applicable Uniform Commercial Code. The Member shall have the right to assign all or a portion of the interest in the Company.

ELEVENTH: One or more new members may be admitted to the Company upon the approval of the Member.

TWELFTH: This Agreement may be amended with the consent of the Member.

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the day and year first written above.

ARROW MIDSTREAM HOLDINGS, LLC

By:	LEGION ENERGY, LLC, its Managing Member

By:	LEGION ENERGY SERVICES, LLC, its Managing Member

By:	/s/ James Lind
Name:	James Lind
Title:	Manager

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